SO 3/5/03 XX

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

SECURITI 03012630 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AIG Financial Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Danbury Road
(No. and Street)

Wilton	CT	06897-4444
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen M. Furlong — 203-221-4820
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
MAR 03 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BP 3/17

OATH OR AFFIRMATION

I, Kathleen M. Furlong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Financial Securities Corp., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer, Financial Principal

Vice President & Treasurer

Title

Notary Public

AMIE MELESHKEWICH
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AIG Financial Securities Corp.

Statement of Financial Condition Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

As of December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Stockholder of
AIG Financial Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2002
(thousands, except share data)

Assets		
Cash	$	6
Receivable from affiliates		6,313
Securities purchased under agreements to resell, at contract value, plus accrued interest		66,758
Investment securities		843
	$	73,920
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	$	25
Borrowing under the obligation of an investment contract		5,279
Liability subordinated to claims of general creditors		10,000
		15,304
Stockholder's equity		
Common stock, $.01 par value; 10,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		49
Retained earnings		58,566
		58,616
	$	73,920

The accompanying notes are an integral part of this financial statement.

1. Organization of the Company:

AIG Financial Securities Corp. (the "Company') is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG guarantees the prompt payment when due of the Company's obligations and liabilities arising from specified transactions, including borrowings and investment contracts. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies:

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions are recorded on a trade-date basis.

Investment securities consist of warrants to purchase shares of common stock of the NASDAQ Stock Market Inc., which have exercise or holding period restrictions and are stated at fair value as determined by the Company's management. Because of the inherent uncertainty of valuations, the estimated fair value may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

A statement of financial condition of the most recent annual audit report of the Company pursuant to Rule 17a-5 is available for examination at the principal office of the Company, 50 Danbury Road, Wilton, CT, 06897, and at the Boston office of the Securities and Exchange Commission.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that results from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, as there were no unsettled transactions with the clearing broker, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

3. Securities Purchased Under Agreements to Resell:

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are recorded at their contracted resale amounts, plus accrued interest. It is the Company's policy to take possession of these securities.

(thousands)

At December 31, 2002, the Company had securities purchased under agreements to resell with one broker-dealer. The Company minimizes the credit risk that the counterparty might be unable to fulfill their contractual obligations by monitoring credit exposure and collateral value, and requiring additional collateral to be deposited with the Company when deemed necessary.

At December 31, 2002, the market value of collateral received for resale transactions that can be sold or repledged by the Company was $65,455.

4. Borrowing under the Obligation of an Investment Contract:

The borrowing under the obligation of an investment contract is recorded at proceeds, plus accrued interest. The obligation is due on September 1, 2020, but may be repaid in whole or in part, prior to maturity, at the option of the lender. The interest rate is fixed at 5.86669% and is payable semiannually.

Under this borrowing agreement, the Company is required to pledge securities. At December 31, 2002, the market value of such pledged securities, which were purchased under an agreement to resell, approximated $5,562.

5. Liability Subordinated to Claims of General Creditors and Related-Party Transactions:

The Company has entered into a subordinated debt agreement with AIGFP. This subordinated debt is includable in the Company's regulatory capital, and can be repaid only if, after giving effect to repayment, the Company meets the Securities and Exchange Commission's capital regulations. Interest is payable annually on December 31 at a floating per annum rate, which resets daily at the London Interbank Offered Rate. The principal is due on December 31, 2003. For the year ended December 31, 2002, there were no changes in subordinated liabilities.

6. Income Taxes:

Income taxes are computed on a separate-company basis. The operations of the Company are included in the consolidated U.S. federal income tax return of AIG, its ultimate parent company, and in the combined Connecticut State tax return of AIG subsidiaries that operate in Connecticut.

7. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250, whichever is greater. At December 31, 2002, the Company had net capital of $61,460, which exceeded its requirement of $354 by $61,106, and its ratio of aggregate indebtedness to net capital was .09 to 1.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2002, the Company did not hold any customer money or securities.

8. Fair Value of Financial Instruments:

All financial instruments, other than the borrowing under the obligation of an investment contract, have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis or are short-term.

At December 31, 2002, the fair value of the borrowing under the obligation of an investment contract was $5,923, which was estimated to reflect changes in interest rates since the date of the borrowing.

In order to minimize the interest rate risk associated with the borrowing, the Company has entered into a swap transaction with AIGFP. At December 31, 2002, the fair value of this swap was $719. The swap is guaranteed by AIG, which is assigned a credit rating of "AAA" by Standard & Poor's.